

July 26, 2021

Thomas King
Chief Financial Officer
American Virtual Cloud Technologies, Inc.
1720 Peachtree Street, Suite 629
Atlanta, GA 30309

      Re: American Virtual Cloud Technologies, Inc.
           Registration Statement on Form S-3
           Filed July 23, 2021
           File No. 333-258136

Dear Mr. King:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Jason T. Simon, Esq.